

September 2, 2021

Dipal Doshi
President and Chief Executive Officer
Entrada Therapeutics, Inc.
6 Tide Street
Boston, MA 02210

> **Re: Entrada Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed August 6, 2021**
> **File No. 377-05320**

Dear Mr. Doshi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1, Filed August 6, 2021

Prospectus Summary, page 1

1. On page 2 you state that your EEV Platform has allowed you to develop "highly efficient" and "highly specific" EEV therapeutic candidates. Please remove all statements that present your conclusions regarding the efficacy of your product candidate as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies or advise why this disclosure is appropriate.

2. In the pipeline table on page 3 please increase the size of the headings for the Phase 1, Phase 2 and Phase 3 clinical trials. Additionally, we note that you have included programs in the discovery phase for which no product candidate has been identified in your pipeline table, specifically, every program except ENTR-601-44 and ENTR-501. Please provide us

your analysis as to why these programs are material enough to be included in your pipeline table. Alternatively, remove them from your table.

3.   We note that you completed IND-enabling studies for ENTR-501. Please revise page 4 to explain why you are exploring partnership opportunities for this program.

Risk Factors

Our rights to develop and commercialize any therapeutic candidates are subject..., page 58

4.   Please revise this risk factor to highlight the consequences of losing the OSIF license specifically.

Use of Proceeds, page 88

5.   Please revise to disclose an estimate of how far in your development of each of EEV pipeline this offering will allow you to reach with respect to each material program, including specific phases of preclinical and clinical trials. Also, please disclose the total estimated cost of each of the specified purposes for which the net proceeds are intended to be used, and, if material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

Results of Operations

Researc and Development Expenses, page 104

6.
We note the significant increase in your research and development expenses and from pages 111 and 120 that you have multiple products/programs in the pipeline at varying stages of development. Please revise to disclose your research and development expenses for your lead product candidates. To the extent that you do not track expenses by product candidate, please disclose that fact.

Business, page 110

7.   We note your statement on page 116 and elsewhere that in preclinical models approximately 50% of the EEV-conjugated material escaped the endosome to reach the intracellular disease target, which indicates a potential for significant improvement over the 1-2% observed in current biologics. If this comparison is not a head-to-head comparison please remove it as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.

8.   Please provide more information concerning your preclinical studies beginning on page 123, including any serious adverse effects. Provide p-values for any studies powered for statistical significance and explain how statistical significance relates to FDA standards of efficacy.

9.   Please revise page 137 to state the jurisdictions covered by your issued and pending patents and clarify which patents are in-licensed.

10.	In connection with your description of the OSIF License Agreement on page 139, please revise to provide the amount of the "certain license maintenance fees prior to the commercialization of the first licensed product," if material, and the grounds for termination. We also note that you say the term will expire on the expiration of the last to expire of the exclusively licensed patent rights, or the end of your obligation to pay royalties under the OSIF License Agreement. Please revise to clarify when these patent rights are expected to expire. Additionally, you state that your obligation to pay royalties ends on a licensed product-by-licensed product and country-by-country basis, on the later of expiration of the last to expire of the valid claims of the exclusively licensed patent rights covering such licensed product in such country, or ten years after the first commercial sale of such licensed product in such country. Please revise to clarify when these claims are expected to expire.

Description of Capital Stock, page 182

11.	Please revise page 182 to provide the amount of shares entitled to registration rights.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

	You may contact Al Pavot at 202-551-3738 or Jeanne Bennett at 202-551-3606 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	Arthur R. McGivern, Esq.